UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GSK plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Chief Scientific Officer and President, R&D
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of notional ADSs within Dr Barron's GSK Executive Supplemental Savings Plan account following the reinvestment of dividends
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$43.5600	2,164.321
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-05-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

2

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Chief Scientific Officer and President, R&D
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of ADSs within Dr Barron's GSK 401(k) plan account following the reinvestment of dividends
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$43.5600	53
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-05-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

3

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP and Group General Counsel, Legal and Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Acquisition of notional ADSs within Mr Ford's GSK Executive Supplemental Savings Plan account following the reinvestment of dividends
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$43.5600	41.342
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-05-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GSK plc
(Registrant)

Date: May 23, 2022	By:	/s/ VICTORIA WHYTE
Victoria Whyte
Authorised Signatory for and on behalf of GSK plc

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